SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Qilian International Holding Group Limited

(Name of Issuer)

Ordinary shares, $0.00166667 par value per share

(Title of Class of Securities)

G7307E107

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number G7307E107 has been assigned to the ordinary shares (“Ordinary Shares”) of the Issuer, which are listed on the Nasdaq Global Market under the symbol “QLI.”

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7307E107

1	Name of Reporting Person Ahanzhai Development Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,839,000 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,839,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,839,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 5.14%(2)
12	Type of Reporting Person FI

(1)	Represents 1,839,000 ordinary shares indirectly held by Zhanchang Xin, the chief executive officer and chairman of the board of directors of the Issuer.
(2)	The beneficial ownership percentage is calculated based on 35,750,000 ordinary shares of the Issuer issued and outstanding as of the date of this filing. The voting power of the shares beneficially owned represented 5.14% of the total outstanding voting power.

CUSIP No. G7307E107

1	Name of Reporting Person Zhanchang Xin
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 12,000,000 (1)
	6	Shared Voting Power 1,839,000 (2)
	7	Sole Dispositive Power 12,000,000 (1)
	8	Shared Dispositive Power 1,839,000 (2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,839,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 38.71% (3)
12	Type of Reporting Person IN

(1)	Represents 12,000,000 shares directly held by Zhanchang Xin.
(2)	Represents 1,839,000 ordinary shares indirectly held by Zhanchang Xin through Ahanzhai Development Limited.
(3)	The beneficial ownership percentage is calculated based on 35,750,000 ordinary shares of the Issuer issued and outstanding as of the date of this filing. The voting power of the shares beneficially owned represented 38.71% of the total outstanding voting power.

CUSIP No. G7307E107

ITEM 1.

(a)	Name of Issuer:

Qilian International Holding Group Limited

(b)	Address of Issuer’s Principal Executive Offices:

Jiuquan Economic and Technological Development Zone, Jiuquan City, Gansu Province, People’s Republic of China 735000

ITEM 2.

(a)	Name of Person Filing:

(i)	Ahanzhai Development Limited

(ii)	Zhanchang Xin

(collectively, the “Reporting Persons”)

(b)	Address of Principal Business Office, or if None, Residence:

The addresses of the Reporting Persons are:

(i)	Ahanzhai Development Limited

OMC Charters, Wickham Cay 1, Road Town, Tortola, British Virgin Islands.

(ii)	Zhanchang Xin

Jiuquan Economic and Technological Development Zone, Jiuquan City, Gansu Province, People’s Republic of China 735000

(c)	Citizenship:

(i)	Ahanzhai Development Limited

British Virgin Islands

(ii)	Zhanchang Xin

People’s Republic of China

(d)	Title of Class of Securities:

Ordinary Shares, par value $0.00166667 per share

(e)	CUSIP Number: G7307E107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Persons	Beneficial Ownership(1)	Percentage of Total Ordinary Shares(1)(3)	Sole Voting Power(1)	Shared Voting Power(1)	Sole Dispositive Power(1)	Shared Dispositive Power(1)
Ahanzhai Development Limited(2)	1,839,000	5.14%	0	1,839,000	0	1,839,000
Zhanchang Xin	13,839,000	38.71%	12,000,000	1,839,000	12,000,000	1,839,000

(1)	Represents the number of ordinary shares directly held by Ahanzhai Development Limited and directly and indirectly held by Zhanchang Xin as of the date of this filing.

(2)	Ahanzhai Development Limited is wholly owned and controlled by Zhanchang Xin.

(3)	The beneficial ownership percentage is calculated based on 35,750,000 ordinary shares of the Issuer issued and outstanding as of the date of this filing.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2021

Ahanzhai Development Limited

/s/ Zhanchang Xin
Name: Zhanchang Xin
Title: Sole Director

/s/ Zhanchang Xin
Name: Zhanchang Xin